EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2013	2012	2011	2010	2009

Profit	$530	$432	$378	$278	$259

Add:
Provision for income taxes	174	148	111	40	45

Profit before income taxes	$704	$580	$489	$318	$304

Fixed charges:
Interest expense	$734	$801	$827	$917	$1,048
Rentals at computed interest*	6	6	5	6	5

Total fixed charges	$740	$807	$832	$923	$1,053

Profit before income taxes plus fixed charges	$1,444	$1,387	$1,321	$1,241	$1,357

Ratio of profit before income taxes plus fixed charges to fixed charges	1.95	1.72	1.59	1.34	1.29

*Those portions of rent expense that are representative of interest cost.